

June 25, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Themes ETF Trust
       Issuer CIK: 0001976322
       Issuer File Number: 333-271700/811-23872
       Form Type: 8-A12B
       Filing Date: June 25, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Leverage Shares 2X Long AEHR Daily ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications